SONENSHINE & COMPANY LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sonenshine & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Park Avenue; Third Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
(Name – if individual, state last, first, and middle name)

100 E. Sybella Avenue; Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sonenshine & Company LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Ch. Compliance Office

[signature]

Notary Public

GLENN S HOWARTH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02HO4966670
Qualified in New York County
Commission Expires May 14, 2027

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sonenshine & Company LLC
December 31, 2023

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information:	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II - Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
Information regarding compliance with Rule 15c3-3	
Report of Independent Registered Public Accounting Firm	10
Statement of Exemption from SEC Rule 15c3-3	11

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Sonenshine & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sonenshine & Company LLC's management. Our responsibility is to express an opinion on Sonenshine & Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sonenshine & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Sonenshine & Company LLC's financial statements. The supplemental information is the responsibility of Sonenshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Sonenshine & Company LLC's auditor since 2020.

Maitland, Florida

April 26, 2024

Sonenshine & Company LLC
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash and cash equivalents	$ 133,477
Accounts receivable	33,750
Prepaid expenses and other assets	7,609
Total Assets	$ 174,836
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 14,123
Member's Equity	160,713
Total Liabilities and Member's Equity	$ 174,836

See notes to financial statements.

Sonenshine & Company LLC
Statement of Income
Year Ended December 31, 2023

REVENUES	
Advisory fees	$ 599,090
Total Revenues	599,090
EXPENSES	
Management fees	101,895
Professional fees	293,729
Communications and IT	3,253
Regulatory fees and expenses	10,883
Other expenses	2,171
Total Expenses	411,931
Net Income	$ 187,159

See notes to financial statements.

Sonenshine & Company LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2023

	Total Member's Equity
Balance, January 1, 2023	$ 56,930
Contributions by member	142,679
Distributions to member	(226,055)
Net Income	187,159
Balance, December 31, 2023	$ 160,713

See notes to financial statements.

Sonenshine & Company LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net income	$ 187,159
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(33,750)
Prepaid expenses and other assets	(954)
Accounts payable and accrued expenses	3,872
Affiliate payables	142,679
Net cash provided by operating activities	299,006
Cash Flows from Financing Activities:	
Distributions to member	(226,055)
Net cash used in financing activities	(226,055)
Net increase in cash and cash equivalents	72,951
Cash and cash equivalents, beginning of year	60,526
Cash and cash equivalents, end of year	$ 133,477
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -
Non-Cash Investing and Financing Activities:	
Affiliate payables waived by parent treated as capital	$ 142,679

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly-owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue recognition guidance (ASC Topic 606) requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point over time when a performance obligation is satisfied. Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Fees received in advance are deferred until performance obligations are met. There are no advances at December 31, 2023.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases
The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that there are no contracts that contain embedded leases.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings, as applicable.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the account update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).
The Company had accounts receivable as of December 31, 2022 and 2023 of $0.0 and $33,750 respectively..

2. RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, including rent and some professional fees, totaling approximately $142,679, for the year ended December 31, 2023. These charged expenses were converted into an equity contribution by the Parent to the Company. Substantially, other Company expenses, including regulatory fees and some professional fees, paid by the Parent were reimbursed by the Company. The Company owes the Parent $0 at December 31, 2023.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2023, the Company had net capital of $119,354, which exceeded requirements by $114,354. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingencies pending as of year-end December 31, 2023.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2023

Sonenshine & Company LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of net capital	
Total member's equity	$ 160,713
Deductions and/or charges:	
Non-allowed assets	(41,359)
Net capital	119,354
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	(14,123)
Aggregate indebtedness	(14,123)
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	942
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
Excess net capital	114,354
Excess net capital at 120 percent	$ 113,354
Ratio: Aggregate indebtedness to net capital	0.12 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2023 which was filed on January 25, 2024.

See report of independent registered public accounting firm.

Sonenshine & Company LLC
Schedule II
Computation for Determination of Reserve Requirements and Information
Related to Possession and Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is not claiming an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

See report of independent registered public accounting firm.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Sonenshine & Company LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sonenshine & Company LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sonenshine & Company LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sonenshine & Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 26, 2024

Sonenshine & Company LLC
Statement of Exemption from SEC Rule 15c3-3

Sonenshine & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing corporate finance and related advisory services for corporate clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sonenshine & Company

I, Marshall Sonenshine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Marshall Sonenshine / CEO
March 8, 2024